Exhibit 3.09

WRITTEN CONSENT OF THE SHAREHOLDERS

OF

CYCLONE POWER TECHNOLOGIES, INC.

The undersigned, constituting the all of the holders of the Series B Preferred Stock (the “Preferred Stock”) of Cyclone Power Technologies, Inc., a Florida corporation (the “Corporation”), and as such, constituting a majority of the Corporation’s Common Stock, hereby approve and adopt the following resolutions by written consent in lieu of an annual meeting of shareholders of the Corporation as of the 19th day of December, 2013, as permitted under Title XXXVI, Section 607.0704, of the Florida Statutes.

BE IT RESOLVED THAT:

That the Corporation’s Articles of Incorporation shall be amended to authorize a maximum of Nine Hundred Million (900,000,000) Shares of Common Stock, which is increased from Three Hundred Million (300,000,000) Shares, and the Corporation’s management is hereby authorized to (1) file an Information Statement with the SEC and, upon the expiration of the required waiting period, mail said Information Statement to the common shareholders of the Corporation, and (2) twenty days after said mailing, file Articles of Amendment reflecting this resolution with the Secretary of State of Florida.

The holders of the Preferred Stock, by virtue of the Corporation’s Certificate of Designation effective as of June 30, 2007, have voting rights, when combined with their existing holdings of the Corporation’s common stock, that entitle them to have an aggregate of 51% of the votes eligible to be cast by all shareholders with respect to all matters brought before a vote of the shareholders of the Corporation. As such, the aforewritten resolutions are hereby adopted and approved, and shall be filed with the minutes of the Corporation.

The undersigned have placed their signature hereto as of the 19th day of December, 2013.

/s/ Harry Schoell	/s/ Frankie Fruge
Harry Schoell	Frankie Fruge